April 22, 2025

Thierry Chauche
Principal Financial and Accounting Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, California 94402

       Re: Sagimet Biosciences Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41742
Dear Thierry Chauche:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of operations
Research and development, page 117

1. Please provide quantitative disclosures, to be included in future filings, for the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented, which should reconcile to total research and development expense. In addition, revise to disclose the extent to which you track certain of your research and development costs on a project basis and, if applicable, disclose the amounts tracked for each project, where material.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 22, 2025
Page 2

      Please contact Vanessa Robertson at 202-551-3649 or Tracie Mariner at 202-551-
3744 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences